As previously disclosed, the Securities and Exchange Commission (SEC) conducted an investigation regarding whether the Distributors brokerage charges and related expense reimbursements from the Value Line Funds (Funds) during periods prior to 2005 were excessive and whether adequate disclosure was made to the SEC and the Boards of Directors and shareholders of the Funds. Value Line, Inc. (Value Line), the parent company of both the Distributor and the Adviser, has made an offer to settle the investigation. The settlement offer, in which Value Line neither admits nor denies the investigations findings, provides that, if accepted by the SEC, approximately $43.7 million would be paid by Value Line into a Fair Fund to reimburse shareholders who owned shares in the affected mutual funds in the period covered by the settlement. In addition, under the settlement offer, Value Lines Chief Executive Officer (CEO) and former Chief Compliance Officer would be barred from serving as an officer or director of a public company and from association with an investment adviser, broker-dealer or registered investment company subject, in the case of the CEO, to a limited exception from the associational bar for a period of one year from the entry of the settlement order in order to enable steps to be taken that will terminate her association with the Value Line mutual funds, asset management and distribution businesses. The settlement offer will not be effective unless approved by the SEC and no assurance can be given that such approval will be obtained. Value Line management ended the Value Line Funds use of affiliated brokerage in 2004. Value Line has informed the Funds management of its belief that there are no loss or gain contingencies that should be accrued or disclosed in the Funds financial statements and that the settlement of the SEC investigation is not likely to have a material adverse effect on the ability of the Adviser or the Distributor to perform their respective contracts with the Fund.